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Exhibit 4.2

August  , 2001
[Name]
[Address]
Dear Optionee:

    Pursuant to the Letter Agreement RE AES Stock Options (the "Agreement") dated as of June 28, 2001, between you and Advanced Enterprise Solutions, Inc., MSC.Software Corporation ("MSC") hereby notifies you of the following (all capitalized terms not defined herein will have the same meaning as set forth in the Agreement):

Number of MSC Shares Subject to Assumed Company Options

    Based on the number of Company Options that were held by you immediately prior to the Merger and were assumed by MSC in the Merger, you now hold options to purchase            shares of MSC common stock. This number is based on the following calculation, as outlined in the Agreement:

Tyra Option(s)	×	Exchange Ratio	=	Option(s) to purchase MSC common stock

	×	9.72854	=

Exercise Price Per Share

    Your exercise price per share of MSC common stock issued upon exercise of the above-mentioned option(s) will be ten (10) cents.

    Please acknowledge receipt of this Notice by signing below and returning the Notice to the undersigned. Also, please sign and return the enclosed Lock-up Agreement. Copies of this Notice and Lock-up Agreement are enclosed for your files. Please note that you must return to MSC copies bearing original signatures and that the receipt by MSC of a signed copy of the Lock-up Agreement is a condition to the exercise of your options. If you have any questions regarding the above, please do not hesitate to contact the undersigned at (714) 444-8638.

Sincerely,

MSC.SOFTWARE CORPORATION
Margaret Williams Chief Financial Officer

ACKNOWLEDGED THIS DAY OF , 2001

Signature:

Print Name:

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Exhibit 4.2